1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE
COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☑ Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐ No ☑

     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

MINUTES
OF
2005 ANNUAL GENERAL SHAREHOLDERS’ MEETING
OF
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
(Translation)

Time and Date of Meeting: 9:50 a.m., May 10, 2005

Place of Meeting:	Auditorium in the Activity Center of Hsinchu Science Park (No. 2, Shing-An Road, Hsinchu Science Park, Hsin-Chu, Taiwan, ROC)

Total outstanding shares of TSMC: 23,252,863,457 shares

Total shares represented by shareholders present: 20,090,360,221 shares

Percentage of shares held by shareholders present: 86.4%

Chairman: Dr. Morris Chang, the Chairman of the Board of Directors

Recorder: Sylvia Fang

The aggregate shareholding of the shareholders present constituted a quorum. The Chairman called the meeting to order.

     A. Agenda:

Report Items

I.	Reported the business of 2004 (Attachment I).

II.	Supervisors’ review report (Attachment II).

III.	Reported the status of acquisition or disposal of assets with related parties for 2004 (Attachment III).

IV.	Reported the status of guarantee provided by TSMC as of the end of 2004:

1.	TSMC provided a guarantee for its subsidiary, TSMC North America. As of the end of 2004, the balance of the guarantee is US$40,000,000.

2.	TSMC provided a guarantee for its subsidiary, TSMC Development, Inc. As of the end of 2004, the balance of the guarantee is US$60,000,000.

3.	The guarantee provided by TSMC for its subsidiary, WaferTech, LLC was decreased by US$440,000,000 in 2004. As of the end of 2004, the balance of the guarantee is zero.

V.	The implementation of treasury stock buyback in 2004

1.	Approval Date of Board of Directors Meeting: March 23, 2004.

2.	Purpose of the buyback: For the shareholders’ interest.

3.	Period of buyback: From March 24, 2004 to May 23, 2004.

4.	Contemplated price range: NT$38.5 to NT$95 per share

5.	Number of shares bought back : 124,720,000 shares.

6.	Total amount of buyback: NT$7,059,797,818

7.	Cancellation of buyback shares: 124,720,000 shares

(Shareholders’ comments and questions relating to the settlement with SMIC, etc. and the management’s responses omitted.)

Resolutions

I.	The 2004 Business Report and Financial Statements were submitted at the meeting for acceptance.

Explanatory Notes:	1.	TSMC’s 2004 Financial Statements, including Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, and Cash Flow Statement, were audited by certified public accountants, Messrs. Jackson Huang and Michael Chang, of Deloitte & Touche and were approved at the Board of Directors’ Meeting held on February 22, 2005.

	2.	The 2004 Business Report, CPA’s audit report, and the above-mentioned Financial Statements are attached hereto as Attachments I, IV and V.

3.	Please accept the above-mentioned Business Report and Financial Statements.

Upon solicitation of comments by the Chairman, there was no objection voiced and the following resolution was adopted unanimously by the shareholders present:

RESOLVED, that the 2004 Business Report and Financial Statements be and hereby are accepted as submitted.

(Shareholders’ comments and questions relating to TSMC’s technical innovations and account receivable, etc. and the management’s responses omitted.)

II.	The proposal for distribution of 2004 profits was submitted at the meeting for discussion and approval.

Explanatory Notes:	1.	The proposed distribution is allocated from 2004 Earnings Available for Distribution, and was adopted at the Meeting of Board of Directors on February 22, 2005.

	2.	Each shareholder will be entitled to receive a cash dividend of NT$2 per share, and a stock dividend of 50 shares for each 1,000 shares held by such shareholder. If the stock dividends include any fractional shares which are less than one full share, the shareholders concerned may arrange for pooling together their fractional shares to form one full share and register the same within 5 days after the record date. For the fractional shares which cannot be pooled, the distribution will be made in the form of cash rounded to the nearest dollar amount calculated at par value. Such fractional shares will be purchased by persons arranged by the Chairman as authorized by the Board of

Directors of TSMC.

The total amount of common shares outstanding may change and the ultimate cash dividend and stock dividend per common share may need to be adjusted accordingly should TSMC subsequently repurchase its common shares, or issue new common shares to its employees as a result of their exercise of stock options. It is proposed that the Chairman of Board of Directors of TSMC be authorized to adjust the cash dividend and stock dividend per common share based on the total amount of profits resolved to be distributed and the number of actual common shares outstanding on the record date for dividend distribution.

3.	The 2004 Profit Allocation Proposal is attached hereto as Attachment VI.

Upon solicitation of comments by the Chairman, there was no objection voiced and the following resolution was adopted unanimously by the shareholders present:

RESOLVED, that the above proposals regarding distribution of 2004 profits be and hereby are approved as proposed.

(Shareholders’ comments and questions relating to distribution of profits, etc. and the management’s responses omitted.)

III.	A proposal to approve the capitalization of 2004 dividends and employee profit sharing (in stock) was submitted at the meeting for discussion and approval.

Explanatory Notes:	1.	For purposes of machine purchase and production capacity expansion, it is proposed that TSMC’s paid-in capital be increased by capitalizing the stock dividends to common share holders of NT$11,626,024,220 (As mentioned in the

Explanatory Notes (2) of Proposed Resolution 2, each common share holder will be entitled to receive a stock dividend of 50 shares for each 1,000 shares) and employee profit sharing (in stock) of NT$3,086,215,260 allocated from 2004 Earnings Available for Distribution.

2.	The total amount of paid-in capital increase shall be NT$14,712,239,480, and 1,471,223,948 common shares, at par value of NT$10 each share, shall be issued for such capital increase.

3.	The shareholder’s rights and obligations of the new shares are the same as those of the existing shares. After being approved by the governmental authority in charge, the new shares will be distributed on a record date to be determined by the Board of Directors or its designee(s).

4.	As of March 12, 2005 (the first day of book-close period for registration of share transfer before the Annual General Shareholders’ Meeting), the number of exercisable shares of employees’ stock options that TSMC granted is approximately 62,045,000 shares. Due to the aforesaid paid-in capital increase, TSMC has to adjust upwards the number of employees’ stock options in proportion to the capital increase. It is estimated the number of such additional employees’ stock options is approximately 3,102,000 shares. Since the additional employees’ stock options are issued in proportion to the increase of paid-in capital, it shall not cause any major impact to shareholders’ interest. There are sufficient common shares reserved in the Articles of Incorporation for granting the aforesaid additional employees’ stock options.

Upon solicitation of comments by the Chairman, there was no objection voiced and the following resolution was adopted unanimously by the shareholders present:

RESOLVED, that the capitalization of 2004 dividends and employee profit sharing (in stock) be and hereby is approved as proposed.

IV.	A proposal to approve revisions to the Articles of Incorporation was submitted at the meeting for discussion and approval.

Explanatory Notes: The Comparison Table for the Articles of Incorporation Before and After Revision is attached hereto as Attachment VII.

Upon solicitation of comments by the Chairman, there was no objection voiced and the following resolution was adopted unanimously by the shareholders present:

RESOLVED, that the revisions to the Articles of Incorporation be and hereby is approved as proposed.

(Shareholders’ comments and questions relating to the authorized capital, etc. and the management’s responses omitted.)

B.	Special Motion

(Shareholders’ comments and questions relating to TSMC’s investment in China, profit contribution to shareholders and profit sharing to employees, and company operations, etc. and the management’s responses omitted.)

There being no other business and special motion, upon a motion duly made and seconded, the meeting was adjourned.

Morris Chang	Sylvia Fang
Chairman of the Board of Directors	Recorder

ATTACHMENT I

Business Report

Year 2004 was a banner year for TSMC. We again set new records for revenues and earnings, while continuing to lead the semiconductor dedicated foundry sector. Our production accounted for more than 7% of the total value of the world’s semiconductor output.

TSMC’s performance was anchored in our “Trinity of Strength”: strength in technology development and deployment, strength in manufacturing capacity and efficiency, and strength in building customer partnerships. For example:

•	TSMC cumulatively shipped over one million wafers (8-inch equivalent) in 0.13-micron technology.

•	TSMC’s Nexsys SM 90nm, the world’s first 12-inch, low-k, 90-nanometer process to reach full production, was adopted in more than 30 customer products after one year’s ramp, and achieved product yields ahead of internal goals.

•	TSMC served more than 300 customers and produced more than 5,000 products in our fabs.

With its core manufacturing and logistics competencies, TSMC’s experience in integrating front-end design and back-end turn-key services has helped customers resolve many daunting challenges in advanced chips designed with our 90nm technology. We collaborate closely with customers, enabling them to deliver their products on time and to achieve success in their end markets.

Financial Strength and Results

TSMC broke new records in both revenues and net income in 2004. Revenue reached NT$255.9 billion, an increase of 26.8% compared with the previous record set in 2003. Net income was NT$92.32 billion, an increase of 95.3% compared with 2003 results, while fully diluted earnings per share were NT$3.97 (US$0.59 per ADS unit), an increase of 96.8%. In US dollars, revenue for 2004 was US$7.65 billion, an increase of 30.3%, while net income grew to US$2.76 billion, an increase of 100%.

A Long-Term Growth Engine

TSMC’s consistently strong financial performance proves the company’s value as a solid long-term growth engine. The cyclical nature of the semiconductor industry is well known. Since the mid-1990s, we have taken strategic advantage of upturns. But we are careful not to overreach, and so we weather downturns well. We have been free cash flow positive in all but one year in our 18-year history, a track record rarely found in this industry.

Our recently enhanced dividend policy is a sign of our confidence in the TSMC growth engine. After the company’s IPO in 1994, we made our first cash dividend payment in 2004, with a 30% cash payout ratio. We further resolved to distribute future dividends preferentially in cash. Under a change approved by shareholders on December 21, 2004, stock dividends will not exceed 50 percent of total distributions in future. The change will permit us more flexibility in planning future cash dividend distributions.

Two-Pronged Business Strategy to Ensure Future Growth

Our strategy for continued profitable growth has two dimensions: horizontal expansion into specialty technologies platforms in mature technologies; and vertical expansion through leadership in advanced process technologies for next-generation products. With specialty technologies, we can leverage our unique scale and manufacturing know-how at older, partly depreciated fab facilities to increase capacity utilization and margins throughout the cycle.

With demand strong for our 90nm technology, we plan to substantially increase our capacity of 90nm in 2005. Our total capacity for advanced technologies (defined as 0.13-micron and below) will more than double in 2005.

Innovation

TSMC has continued to demonstrate its leadership in semiconductor processes technology. For example, in December 2004, TSMC announced the successful use of immersion lithography tools developed by ASML to produce fully functional 90nm devices. These circuits represented the world’s first publicly announced data indicating that immersion-based lithography systems are nearing production-ready status.

Recognition and Awards for Outstanding Achievements

TSMC continued to receive recognition and awards from around the world as a corporate role model. Among the numerous media surveys conducted in 2004 (for example, Institutional Investors, The Asset Magazine, AsiaMoney, Finance Asia, IR Magazine, and The Know Network), TSMC was awarded top honors in the areas of overall management, knowledge management, corporate governance and investor relations, and was voted the “Most Admired Company” by CommonWealth Magazine. In addition, TSMC received the Gold Medal Award from The Department of Economic Affairs of the Government of the Republic of China in the “National Invention and Creation” category.

Other Corporate Developments

In the period from March 24 to May 21, 2004, TSMC bought back 124.72 million common shares, representing 0.6% of total outstanding shares at that time. These repurchased shares were subsequently cancelled during the third quarter of 2004.

TSMC, TSMC North America, and WaferTech filed a series of lawsuits in late 2003 and 2004 in both state and federal courts in California and with the U. S. International Trade Commission against Semiconductor Manufacturing International Corporation (SMIC), SMIC (Shanghai), and SMIC Americas. The lawsuits alleged that SMIC companies infringed multiple TSMC patents and misappropriated TSMC’s trade secrets. These suits have been settled out of court. As part of the agreement, SMIC will pay TSMC US$175 million over six years to resolve TSMC’s patent infringement and trade secret claims.

Outlook for the Future

We believe that the world semiconductor industry is likely to expand at a compound annual growth rate of 8% to 10% within this decade. Coming out of the industry’s most severe cyclical downturn in 2001, the global semiconductor industry has experienced two consecutive years of strong growth: 18% in 2003 followed by an estimated 28% growth in 2004. We now expect global semiconductor revenue to remain at about the same level or slightly lower in 2005. The value of the foundry segment’s output is likely to have increased from a 16% share of world IC markets in 2003 to an estimated 18% in 2004. Our trinity of strengths and our two-pronged growth strategy, coupled with our continuing emphasis on cost efficiency, should enable TSMC to compete well.

We have every confidence that our dedication, our operating and financial discipline, as well as our strong commitment to innovation and customer partnership, will continue to produce the outstanding performance that has characterized TSMC since we founded the dedicated semiconductor foundry business in 1987.

Morris Chang, Chairman and CEO F.C. Tseng, Deputy CEO Rick Tsai, President and COO

ATTACHMENT II

Supervisors’ Report

The Board of Directors has prepared and submitted to the supervisors the Company’s 2004 business Report, financial Statements, and proposal for allocation of profits. The CPA firm of Deloitte & Touche were retained to audit TSMC’s Financial statements. The auditors have submitted to the Board a report relating to the Financial Statements. The Business Report, Financial Statements, and profit allocation proposal have been examined by and determined to be correct and accurate by the undersigned, the supervisors of Taiwan Semiconductor Manufacturing Company Limited. According to Article 219 of the Company Law, we hereby submit this report.

Taiwan Semiconductor Manufacturing Company Limited

Supervisor     Robbert Brakel

Supervisor     James Ho

Supervisor     Michael E. Porter

March 11, 2005

16

ATTACHMENT III

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

DETAILS OF ACQUISITION OR DISPOSAL OF ASSETS WITH RELATED PARTIES IN 2004

Unit: US$ / NT$ in Thousand

	Date of	Number of Shares
Assets	Acquisition	Acquired	Transaction		Relationship
Acquired (Disposed)	(Disposal)	(Disposed)	Amount	Counterparty	with TSMC
Ownership of Emerging Alliance Fund	01/30/2004	N/A	US$4,975	Emerging Alliance Fund	Subsidiary
Ownership of Emerging Alliance Fund	06/24/2004	N/A	US$2,985	Emerging Alliance Fund	Subsidiary
Ownership of TSMC (Shanghai) Company Limited	07/15/2004	N/A	US$130,000	TSMC (Shanghai) Company Limited	Subsidiary
Ownership of TSMC (Shanghai) Company Limited	12/24/2004	N/A	US$90,000	TSMC (Shanghai) Company Limited	Subsidiary
Disposal of Machinery Equipment	06/21/2004	N/A	NT$2,969,347	TSMC (Shanghai) Company Limited	Subsidiary
Ownership of VentureTech Alliance Fund II	05/14/2004	N/A	US$4,950	VentureTech Alliance Fund II	Subsidiary
Ownership of VentureTech Alliance Fund II	09/07/2004	N/A	US$4,900	VentureTech Alliance Fund II	Subsidiary

Attachment IV

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Ltd.

We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Ltd. as of December 31, 2004 and 2003, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants, and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Ltd. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

We have also audited the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Ltd. as of and for the years ended December 31, 2004 and 2003, and have expressed an unqualified opinion on such financial statements.

January 13, 2005 (January 30, 2005 as to Note 20m)

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

(Continued)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.	ATTACMENT V

BALANCE SHEETS
DECEMBER 31, 2004 AND 2003
(In Thousands of New Taiwan Dollars, Except Par Value)

	2004		2003
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2, 3 and 4)	$65,531,818	14	$98,288,002	25
Short-term investments, net (Notes 2 and 4)	52,979,095	11	12,559,019	3
Receivables from related parties (Note 18)	16,186,083	4	14,867,662	4
Notes receivable	2,942	—	9,893	—
Accounts receivable	15,323,939	3	13,907,914	4
Allowance for doubtful receivables (Note 2)	(980,461)	—	(1,016,022)	—
Allowance for sales returns and others (Note 2)	(3,327,914)	(1)	(2,126,025)	(1)
Other receivables from related parties (Note 18)	1,617,339	—	132,963	—
Other financial assets (Notes 2 and 21)	2,406,736	—	689,440	—
Inventories, net (Notes 2 and 5)	14,171,945	3	10,907,158	3
Deferred income tax assets (Notes 2 and 12)	8,849,000	2	8,322,000	2
Prepaid expenses and other current assets	906,789	—	1,984,268	—

Total current assets	173,667,311	36	158,526,272	40

LONG-TERM INVESTMENTS (Notes 2, 6, 16 and 21)
Equity method	46,828,322	10	37,262,237	10
Cost method	772,634	—	703,116	—
Long-term bonds	15,170,167	3	—	—
Other investments	10,521,740	2	—	—

Total long-term investments	73,292,863	15	37,965,353	10

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 7 and 18)
Cost
Buildings	84,299,167	17	71,277,031	18
Machinery and equipment	390,719,215	80	332,252,225	84
Office equipment	7,041,132	1	6,180,495	1

	482,059,514	98	409,709,751	103
Accumulated depreciation	(300,006,201)	(61)	(247,514,312)	(62)
Advance payments and construction in progress	45,923,087	10	26,091,313	6

Net property, plant and equipment	227,976,400	47	188,286,752	47

GOODWILL (Note 2)	1,916,146	—	2,264,536	1

OTHER ASSETS
Deferred charges, net (Notes 2, 8 and 20)	8,845,144	2	7,947,331	2
Deferred income tax assets (Notes 2 and 12)	1,645,003	—	1,070,596	—
Refundable deposits (Note 18)	85,413	—	177,379	—
Assets leased to others, net (Note 2)	78,613	—	84,347	—
Idle assets (Note 2)	46,317	—	94,296	—

Total other assets	10,700,490	2	9,373,949	2

TOTAL	$487,553,210	100	$396,416,862	100

	2004		2003
	Amount	%	Amount	%
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$6,488,617	1	$6,083,876	2
Payables to related parties (Note 18)	3,198,490	1	4,500,140	1
Payables to contractors and equipment suppliers	31,154,309	6	7,117,884	2
Accrued expenses and other current liabilities (Notes 2, 10 and 20)	9,297,436	2	7,836,084	2
Current portion of long-term bonds payable (Note 9)	10,500,000	2	5,000,000	1

Total current liabilities	60,638,852	12	30,537,984	8

LONG-TERM LIABILITIES
Bonds payable (Note 9)	19,500,000	4	30,000,000	7
Other long-term payables (Notes 10 and 20)	1,934,968	—	3,300,829	1
Other payables to related parties (Notes 18 and 20)	2,317,972	1	—	—

Total long-term liabilities	23,752,940	5	33,300,829	8

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 11)	3,101,196	1	2,600,251	1
Guarantee deposits (Note 20)	412,393	—	763,489	—
Deferred credits — gain on intercompany (Notes 2 and 18)	682,530	—	—	—

Total other liabilities	4,196,119	1	3,363,740	1

Total liabilities	88,587,911	18	67,202,553	17

SHAREHOLDERS’ EQUITY (Notes 2 and 14)
Capital stock — $10 par value
Authorized: 24,600,000 thousand shares
Issued: 23,251,964 thousand shares in 2004 and 20,266,619 thousand shares in 2003	232,519,637	48	202,666,189	51
Capital surplus	56,537,259	11	56,855,885	14
Retained earnings
Appropriated as legal reserve	25,528,007	5	20,802,137	5
Appropriated as special reserve	—	—	68,945	—
Unappropriated earnings	88,202,009	18	50,229,008	13
Others
Unrealized loss on long-term investments	—	—	(35)	—
Cumulative translation adjustments	(2,226,427)	—	225,408	—
Treasury stock (at cost) - 45,521 thousand shares in 2004 and 40,597 thousand shares in 2003 (Notes 2 and 16)	(1,595,186)	—	(1,633,228)	—

Total shareholders’ equity	398,965,299	82	329,214,309	83

TOTAL	$487,553,210	100	$396,416,862	100

The accompanying notes are an integral part of the financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2004		2003
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 18)	$260,726,896		$206,157,918

SALES RETURNS AND ALLOWANCES (Note 2)	(4,734,469)		(4,253,577)

NET SALES	255,992,427	100	201,904,341	100

COST OF SALES (Notes 13 and 18)	145,831,843	57	129,012,704	64

GROSS PROFIT	110,160,584	43	72,891,637	36

OPERATING EXPENSES (Notes 13 and 18)
Research and development	12,516,434	5	12,712,695	6
General and administrative	9,367,010	3	6,337,845	3
Marketing	1,454,362	1	1,193,520	1

Total operating expenses	23,337,806	9	20,244,060	10

INCOME FROM OPERATIONS	86,822,778	34	52,647,577	26

NON-OPERATING INCOME AND GAINS
Investment income recognized by equity method, net (Notes 2 and 6)	4,040,319	2	791,424	—
Interest (Notes 2 and 21)	1,762,347	1	819,377	1
Technical service income (Notes 18 and 20)	423,804	—	209,764	—
Gain on disposal of property, plant and equipment (Notes 2 and 18)	164,147	—	438,804	—
Gain on sales of investments (Note 2)	90,319	—	114,817	—
Other (Note 18)	378,778	—	291,613	—

Total non-operating income and gains	6,859,714	3	2,665,799	1

NON-OPERATING EXPENSES AND LOSSES
Interest (Notes 2, 7, 9 and 21)	1,352,738	1	1,576,343	1
Foreign exchange loss, net (Notes 2 and 21)	323,080	—	909,496	—
Loss on disposal of property, plant and equipment (Note 2)	107,722	—	373,472	—
Unrealized valuation loss on short-term investments (Notes 2 and 4)	75,212	—	—	—
Loss on property, plant and equipment and idle assets (Note 2)	—	—	1,401,585	1
Other	45,156	—	24,205	—

Total non-operating expenses and losses	1,903,908	1	4,285,101	2

(Continued)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2004		2003
	Amount	%	Amount	%
INCOME BEFORE INCOME TAX	$91,778,584	36	$51,028,275	25

INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 12)	537,531	—	(3,769,575)	(2)

NET INCOME	$92,316,115	36	$47,258,700	23

	2004		2003
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
EARNINGS PER SHARE (NT$, Note 17)
Basic earnings per share	$3.95	$3.97	$2.18	$2.02

Diluted earnings per share	$3.95	$3.97	$2.18	$2.02

The pro forma net income and earnings per share (after income tax) are based on the assumption that the stock of parent company held by its subsidiaries is treated as an investment instead of the treasury stock, and are shown as follows (Notes 2 and 16):

	2004	2003
NET INCOME	$92,340,760	$47,337,094

EARNINGS PER SHARE (NT$)
Basic earnings per share	$3.96	$2.02

Diluted earnings per share	$3.96	$2.02

(Concluded)

The accompanying notes are an integral part of the financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In Thousands of New Taiwan Dollars)

	Capital Stock Issued									Unrealized
	Preferred Stock		Common Stock			Retained Earnings				Loss on	Cumulative	Treasury	Total
	Shares		Shares		Capital	Legal	Special	Unappropriated		Long-term	Translation	Stock	Shareholders’
	(Thousand)	Amount	(Thousand)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Investments	Adjustments	(Note 16)	Equity
BALANCE, JANUARY 1, 2003	1,300,000	$13,000,000	18,622,887	$186,228,867	$57,004,789	$18,641,108	$—	$22,151,089	$40,792,197	$(194,283)	$945,129	$(1,923,492)	$295,853,207

Redemption and retirement of preferred stock	(1,300,000)	(13,000,000)	—	—	—	—	—	—	—	—	—	—	(13,000,000)

Appropriations of prior year’s earnings
Legal reserve	—	—	—	—	—	2,161,029	—	(2,161,029)	—	—	—	—	—
Special reserve	—	—	—	—	—	—	68,945	(68,945)	—	—	—	—	—
Bonus to employees — stock	—	—	153,901	1,539,013	—	—	—	(1,539,013)	(1,539,013)	—	—	—	—
Cash dividends paid for preferred stock	—	—	—	—	—	—	—	(455,000)	(455,000)	—	—	—	(455,000)
Stock dividends - 8%	—	—	1,489,831	14,898,309	—	—	—	(14,898,309)	(14,898,309)	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	—	(58,485)	(58,485)	—	—	—	(58,485)

Net income in 2003	—	—	—	—	—	—	—	47,258,700	47,258,700	—	—	—	47,258,700

Adjustment arising from changes in ownership percentage in investees	—	—	—	—	(158,924)	—	—	—	—	—	—	—	(158,924)

Reversal of unrealized loss on long-term investment of investees	—	—	—	—	—	—	—	—	—	194,248	—	—	194,248

Translation adjustments	—	—	—	—	—	—	—	—	—	—	(719,721)	—	(719,721)

Treasury stock — sales of parent company stock held by subsidiaries	—	—	—	—	10,020	—	—	—	—	—	—	290,264	300,284

BALANCE, DECEMBER 31, 2003	—	—	20,266,619	202,666,189	56,855,885	20,802,137	68,945	50,229,008	71,100,090	(35)	225,408	(1,633,228)	329,214,309

Appropriations of prior year’s earnings
Legal reserve	—	—	—	—	—	4,725,870	—	(4,725,870)	—	—	—	—	—
Reversal of special reserve	—	—	—	—	—	—	(68,945)	68,945	—	—	—	—	—
Bonus to employees — cash	—	—	—	—	—	—		(681,628)	(681,628)	—	—	—	(681,628)
Bonus to employees — stock	—	—	272,651	2,726,514	—	—	—	(2,726,514)	(2,726,514)	—	—	—	—
Cash dividends paid for preferred stocks	—	—	—	—	—	—	—	(184,493)	(184,493)	—	—	—	(184,493)
Cash dividends - 6%	—	—	—	—	—	—	—	(12,159,971)	(12,159,971)	—	—	—	(12,159,971)
Stock dividends - 14%	—	—	2,837,327	28,373,267	—	—	—	(28,373,267)	(28,373,267)	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	—	(127,805)	(127,805)	—	—	—	(127,805)

Net income in 2004	—	—	—	—	—	—	—	92,316,115	92,316,115	—	—	—	92,316,115

Adjustment arising from changes in ownership percentage in investees	—	—	—	—	34,059	—	—	—	—	—	—	—	34,059

Reversal of unrealized loss on long-term investment of investees	—	—	—	—	—	—	—	—	—	35	—	—	35

Translation adjustments	—	—	—	—	—	—	—	—	—	—	(2,451,835)	—	(2,451,835)

Issuance of stock arising from exercising stock options	—	—	87	867	2,757	—	—	—	—	—	—	—	3,624

Cash dividends received by subsidiaries from parent company	—	—	—	—	22,781	—	—	—	—	—	—	—	22,781

Treasury stock — sales of the parent company stock held by subsidiaries	—	—	—	—	1,864	—	—	—	—	—	—	38,042	39,906

Treasury stock — repurchased by the Company	—	—	—	—	—	—	—	—	—	—	—	(7,059,798)	(7,059,798)

Retirement of treasury stock	—	—	(124,720)	(1,247,200)	(380,087)	—	—	(5,432,511)	(5,432,511)	—	—	7,059,798	—

BALANCE, DECEMBER 31, 2004	—	$—	23,251,964	$232,519,637	$56,537,259	$25,528,007	$—	$88,202,009	$113,730,016	$—	$(2,226,427)	$(1,595,186)	$398,965,299

The accompanying notes are an integral part of the financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In Thousands of New Taiwan Dollars)

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$92,316,115	$47,258,700
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	63,072,140	61,786,114
Deferred income taxes	(1,101,407)	3,639,971
Investment income recognized by equity method, net	(4,040,319)	(791,424)
Amortization of premium/discount of long-term bond investments	28,673	—
Loss on property, plant, and equipment, and idle assets	—	1,401,585
Gain on sales of long-term investments, net	(2,216)	(79,149)
Gain on disposal of property, plant and equipment, net	(56,425)	(65,332)
Accrued pension cost	500,945	389,709
Changes in operating assets and liabilities
Decrease (increase) in Receivables from related parties	(1,318,421)	(4,752,698)
Notes receivable	6,951	50,347
Accounts receivable	(1,416,025)	(4,412,467)
Allowance for doubtful receivables	(35,561)	86,158
Allowance for sales returns and others	1,201,889	(237,042)
Other receivables from related parties	(11,496)	(64,439)
Other financial assets	(1,655,730)	189,024
Inventories, net	(3,264,787)	(566,822)
Prepaid expenses and other current assets	1,077,479	121,298
Increase (decrease) in Payables to related parties	(1,771,144)	2,033,142
Accounts payable	404,741	1,234,642
Accrued expenses and other liabilities	(255,184)	1,447,119

Net cash provided by operating activities	143,680,218	108,668,436

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in short-term investments	(43,822,489)	(12,529,448)
Acquisitions of Long-term investments	(30,290,982)	(3,006,374)
Property, plant and equipment	(76,171,356)	(37,247,465)
Proceeds from disposal of Long-term investments	7,822	476,405
Property, plant and equipment	1,713,934	177,307
Increase in deferred charges	(2,404,130)	(2,137,932)
Decrease in refundable deposits	91,966	366,090
Decrease in other assets	—	9,250

Net cash used in investing activities	(150,875,235)	(53,892,167)

(Continued)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In Thousands of New Taiwan Dollars)

	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid for common stock	$(12,159,971)	$—
Repurchase of treasury stock	(7,059,798)	—
Repayment of long-term bonds payable	(5,000,000)	(4,000,000)
Cash bonus paid to employees	(681,628)	—
Decrease in guarantee deposits	(351,096)	(631,577)
Cash dividends paid for preferred stock	(184,493)	(455,000)
Remuneration paid to directors and supervisors	(127,805)	(58,485)
Proceeds from issuance of new shares arising from exercises of stock options	3,624	—
Redemption of preferred stock	—	(13,000,000)

Net cash used in financing activities	(25,561,167)	(18,145,062)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(32,756,184)	36,631,207

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	98,288,002	61,656,795

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$65,531,818	$98,288,002

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid (excluding the amount capitalized of NT$262,109 thousand and NT$138,668 thousand in 2004 and 2003, respectively, Note 7)	$1,379,287	$1,652,579

Income tax paid	$309,522	$2,500

NONCASH INVESTING AND FINANCING ACTIVITIES
Current portion of long-term bonds payable	$10,500,000	$5,000,000

Current portion of other payables to related parties (under payables to related parties)	$492,022	$—

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$1,505,345	$1,591,972

Reclassification of short-term investments to long-term investments	$3,402,413	$—

Reclassification of long-term investments to short-term investments	$—	$29,571

(Concluded)

The accompanying notes are an integral part of the financial statements.

ATTACHMENT VI

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
PROFIT ALLOCATION PROPOSAL
December 31, 2004

Unit: NT$

Net Income of 2004	92,316,114,734
Less:
- Cancellation of Treasury Shares*	4,114,105,579
Subtotal	88,202,009,155

Less:
- 10% Legal Reserves	8,820,200,916
- Special Reserves	2,226,426,910

2004 Earnings Available for Distribution	77,155,381,329

Distribution Items:
- Bonus to Directors & Supervisors	231,466,144
- Employees’ Profit Sharing (in cash)	3,086,215,246
- Employees’ Profit Sharing (in stock)	3,086,215,260
- Cash Dividends to Common Shareholders (NT$2.00 per share)	46,504,096,864
- Stock Dividends to Common Shareholders (NT$0.50 per share at par value, i.e., 50 shares for each 1,000 shares owned)	11,626,024,220

Total Distribution	64,534,017,734

Unappropriated Earnings	12,621,363,595

(*	Total amount to be deducted from retained earnings is NT$5,432,510,393. There is, however, a beginning balance of NT$1,318,404,814 in unappropriated earnings of previous years which will be used to offset the amount to be deducted from retained earnings, leaving NT$4,114,105,579 to be deducted from 2004 net income.)

ATTACHMENT VII

COMPARISION TABLE FOR
THE ARTICLES OF INCORPORATION
BEFORE AND AFTER REVISION

Before Revision	After Revision

Article 7	The total capital stock of the Corporation shall be in the amount of 246,000,000,000 New Taiwan Dollars, divided into 24,600,000,000 shares, at ten New Taiwan Dollars each, and may be paid-up in installments.

The Corporation may issue employee stock options from time to time. A total of 500,000,000 shares among the above total capital stock should be reserved for issuing employee stock options.	The total capital stock of the Corporation shall be in the amount of 270,500,000,000 New Taiwan Dollars, divided into 27,050,000,000 shares, at ten New Taiwan Dollars each, and may be paid-up in installments.

The Corporation may issue employee stock options from time to time. A total of 500,000,000 shares among the above total capital stock should be reserved for issuing employee stock options.

Article 31	The Corporation may, by resolution of the Board of Directors, appoint a Chief Executive Officer with overall responsibilities for the business of the Corporation and all the affiliated companies. The Corporation shall also have one President and one or more Vice Presidents, all to be appointed by the Board of Directors. The President shall also be the Chief Operating Officer of the Corporation and may be a Director of the Corporation. Subject to the policies of the Corporation, the President shall act under the direction of the Board of Directors headed by the Chairman and be responsible for the overall control of allocated business and operation of the Corporation and shall report to the Board of Directors. The President shall supervise and control day-to-day business and operation of the Corporation, subject to the policies of the Board of Directors headed by the Chairman. The Chief Executive Officer shall cause to be prepared and	The Corporation may, by resolution of the Board of Directors, appoint a Chief Executive Officer, a President and one or more Vice Presidents. The President may also be a Director and/or the Chief Executive Officer of the Corporation.

The Chief Executive Officer shall have the overall responsibilities for the business of the Corporation and all the affiliated companies. The Chief Executive Officer shall cause to be prepared and furnished to the Board of Directors of the Corporation a balance sheet of the Corporation and related statements of income and loss, as of the end of each calendar month, quarter and year. Monthly and quarterly statements shall be furnished no more than sixty (60) days after the end of each month and quarter, and year-end statements shall be furnished no more than ninety (90) days after the end of each year. Such financial statements shall be prepared in accordance with generally accepted accounting

	Before Revision	After Revision

	furnished to the Board of Directors of the Corporation a balance sheet of the Corporation and related statements of income and loss, as of the end of each calendar month, quarter and year. Monthly and quarterly statements shall be furnished no more than sixty (60) days after the end of each month and quarter, and year-end statements shall be furnished no more than ninety (90) days after the end of each year. Such financial statements shall be prepared in accordance with generally accepted accounting principles applied in the Republic of China on a consistent basis. Such statements shall be accompanied by a certification of the Corporation that such statements have been so prepared. The Vice President-Finance shall have special responsibility for the financial affairs and accounting of the Corporation.	principles applied in the Republic of China on a consistent basis. Such statements shall be accompanied by a certification of the Corporation that such statements have been so prepared. Subject to the policies of the Corporation, the President shall be responsible for the overall control of allocated business and operation of the Corporation and shall make reports to the Board of Directors. The President shall supervise and control day-to-day business and operation of the Corporation, subject to the policies of the Board of Directors headed by the Chairman. The Vice President-Finance shall have special responsibility for the financial affairs and accounting of the Corporation.

Article 32	The President and Vice Presidents shall perform such duties as designated by the Board of Directors. The President and Vice Presidents may, in accordance with Chief Executive Officer’s authorization, handle all matters within the scope of his/her responsibilities and sign documents on behalf of the Corporation.	The Chief Executive Officer reports to the Chairman of the Board of Directors. The President and Vice Presidents shall perform such duties as designated by the Chairman or the Board of Directors.

Article 35	When allocating the net profits for each fiscal year, the Corporation shall first offset its losses in previous years and set aside a legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled the total capital of the Corporation; then set aside special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge; and then set aside 0.3% of the balance as bonus to directors and supervisors and not less than 1% as bonus to employees of this Corporation. This Corporation may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person	When allocating the net profits for each fiscal year, the Corporation shall first offset its losses in previous years and set aside a legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled the total capital of the Corporation; then set aside special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge; and then set aside not more than 0.3% of the balance as bonus to directors and supervisors and not less than 1% as bonus to employees of this Corporation. Directors who also serve as executive officers of this Corporation are not entitled to receive bonus to directors

Before Revision	After Revision

duly authorized by the Board of Directors. Any balance left over shall be allocated according to the following principles per resolution of the shareholders’ meeting:	and supervisors. This Corporation may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the

1. Except distribution of reserve in accordance with item (2) below, this Corporation shall not pay dividends or bonuses when there is no profit; however, where the legal capital reserve reaches over 50% of the paid-in capital, this Corporation may distribute the amount in excess as dividends and bonuses. Profits may be distributed in total after taking into consideration financial, business and operational factors. Profits of this Corporation may be distributed by way of cash dividend and/or stock dividend. Since this Corporation is in a capital-intensive industry at the steady growth stage of its business, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided however, the ratio for stock dividend shall not exceed 50% of total distribution.
Board of Directors. Any balance left over shall be allocated according to the following principles per resolution of the shareholders’ meeting:

1. Except distribution of reserve in accordance with item (2) below, this Corporation shall not pay dividends or bonuses when there is no profit; however, where the legal capital reserve reaches over 50% of the paid-in capital, this Corporation may distribute the amount in excess as dividends and bonuses. Profits may be distributed in total after taking into consideration financial, business and operational factors. Profits of this Corporation may be distributed by way of cash dividend and/or stock dividend. Since this Corporation is in a capital-intensive industry at the steady growth stage of its business, distribution of profits shall be made

In case there is no profit for distribution in a certain year, or the profit of a certain year is far less than the profit actually distributed by this Corporation in the previous year, or considering the financial, business or operational factors of this Corporation, this Corporation may allocate a portion or all of its reserves for distribution in	preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend, provided however, the ratio for stock dividend shall not exceed 50% of total distribution.
accordance with relevant laws or regulations or the orders of the authorities in charge.	2. In case there is no profit for distribution in a certain year, or the profit of a certain year is far less than the profit actually distributed by this Corporation in the previous year, or considering the financial, business or operational factors of this Corporation, this Corporation may allocate a portion or all of its reserves for distribution in accordance with relevant laws or regulations or the orders of the authorities in charge.

	Before Revision	After Revision

Article 38	These Articles of Incorporation are agreed to and signed on December 10, 1986 by all the promoters of the Corporation, and the first Amendment was approved by the shareholders’ meeting on April 28, 1987, the second Amendment on November 27, 1989, the third Amendment on May 28, 1991, the fourth Amendment on May 18, 1993, the fifth Amendment on January 28, 1994, the sixth Amendment on May 12, 1995, the seventh Amendment on April 8, 1996, and the eighth Amendment on May 13, 1997, the ninth Amendment on May 12, 1998, and the tenth Amendment on May 11, 1999, and the eleventh Amendment on April 14, 2000, the twelfth Amendment on September 5, 2000, the thirteenth Amendment on May 15, 2001, the fourteenth Amendment on May 7, 2002, the fifteenth Amendment on June 3, 2003, and the sixteenth Amendment on December 21, 2004.	These Articles of Incorporation are agreed to and signed on December 10, 1986 by all the promoters of the Corporation, and the first Amendment was approved by the shareholders’ meeting on April 28, 1987, the second Amendment on November 27, 1989, the third Amendment on May 28, 1991, the fourth Amendment on May 18, 1993, the fifth Amendment on January 28, 1994, the sixth Amendment on May 12, 1995, the seventh Amendment on April 8, 1996, and the eighth Amendment on May 13, 1997, the ninth Amendment on May 12, 1998, and the tenth Amendment on May 11, 1999, and the eleventh Amendment on April 14, 2000, the twelfth Amendment on September 5, 2000, the thirteenth Amendment on May 15, 2001, the fourteenth Amendment on May 7, 2002, the fifteenth Amendment on June 3, 2003, the sixteenth Amendment on December 21, 2004, and the seventeenth Amendment on May 10, 2005.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: May 25, 2005	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer